

Mail Stop 4631

March 11, 2010

via U.S. mail and facsimile

Raymond J. De Hont, Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P.O. Box 144
Harleysville, Pennsylvania   19438

      RE: Met-Pro Corporation
           Form 10-K for the Fiscal Year Ended January 31, 2009
           Filed April 10, 2009
           File No. 001-07763

Dear Mr. De Hont:

      We have reviewed your response letters dated March 1 and 9, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Management Incentive Plan, page 11

We note your response to comment two in our letter dated February 18, 2010, and have the following comments:

1. Please clarify what significance the quantitative goals, listed as personal performance goals, played in your compensation committee's analysis and ultimate determination that your named executive officers met or exceeded their personal performance goals. In this regard, we note that although none of the quantitative personal performance goals were met by Messrs. De Hont and Morgan, your compensation committee determined that their personal performance achievement was at the 100% level. Recognizing that the committee did not weight the various personal performance goals, your response should nevertheless address how the committee evaluated these goals and why it determined that, notwithstanding the failure to achieve all of the quantitative

goals, the achievement of the non-quantitative goal justified personal performance achievement at the 100% level.

2. We note that one of the quantitative personal performance goals for Messrs. De Hont and Morgan was based on bookings. Please define the term "bookings" and explain how this number is calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence Dieter King at (202) 551-3338, Staff Attorney, if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief